Exhibit 99.37

MATERIAL CHANGE REPORT

UNDER SUBSECTION 7.1 (2) OR (3)

OF NATIONAL INSTRUMENT 51-102

Item 1.

Reporting Issuer

Chap Mercantile Inc.

1600 – 609 Granville Street

Vancouver, BC, V7Y 1C3

Item 2.

Date of Material Change

July 14, 2004, and July 21, 2004.

Item 3.

News Release

Chap Mercantile Inc. ("Chap") issued joint press releases with Wheaton River Minerals Ltd. through newswire services on July 14, 2004, and July 21, 2004.

Item 4.

Summary of Material Change

Chap has entered into an agreement with Wheaton River Minerals Ltd. (“Wheaton”) to acquire 100% of the silver metal produced by Wheaton’s Luismin mining operations in Mexico for CDN$262 million in cash and shares.

Item 5.

Full Description of Material Change

Chap has agreed to purchase 100% of the silver produced by Wheaton’s Luismin mining operations in Mexico for an upfront payment of CDN$262 million payable in cash and Chap common shares plus a per ounce payment of US$3.90 per ounce, subject to adjustment (the “Silver Transaction”). In connection with the Silver Transaction, Chap will change its name to Silver Wheaton Corporation.

In connection with the Silver Transaction, Chap intends to complete a minimum CDN$30 million and maximum CDN$70 million equity financing. Upon completion of the Silver Transaction, Chap will be the only silver mining company with 100% of its cash flow from silver production and will be well positioned for growth with strong cash flow.

 In the event that Coeur d’Alene completes its previously announced offer to acquire Wheaton common shares on August 27, 2004, Wheaton and Luisman will have the option not to proceed with the Silver Transaction.

Equity Financing

Chap has engaged GMP Securities Ltd. as lead agent to sell, on a best efforts basis, by way of private placement, a minimum of 75 million and a maximum of 175 million subscription receipts at a price of $0.40 per subscription receipt for gross proceeds of a minimum of CDN$30 million and a maximum of CDN$70 million. Each subscription receipt will entitle the holder to acquire one common share and one-half of one common share purchase warrant of Chap, without payment of additional consideration. Each whole warrant will be exercisable for one common share at a price of CDN$0.80 for a period of five years after the closing date.

The net proceeds from the private placement will be used as to $46 million to fund the cash portion of the purchase price of the acquisition of 100% of silver produced at Luismin’s mining operations in Mexico and the remainder to investigate future acquisitions. The proceeds will be held in escrow pending the completion of the Silver Transaction and the receipt of all required approvals and consents to complete the transactions described herein. Completion of the private placement is subject to all necessary regulatory and other approvals including the approval of the TSX Venture Exchange. It is anticipated that closing of the private placement will occur on or about August 5, 2004.

Silver Transaction Terms

In furtherance of the Silver Transaction, Chap, Wheaton and Luismin will enter into a number of agreements pursuant to which Chap will purchase 100% of the silver produced by Luismin’s mining operations in Mexico for an upfront payment of CDN$262 million in cash and Chap common shares plus a per ounce payment at a price equal to the lesser of (a) US$3.90 per ounce (subject to a consumer price adjustment after three years) and (b) the prevailing market price per ounce of silver. The CDN$262 million payment will be satisfied by the payment of a $46 million cash payment and the balance by 540 million Chap common shares valued at CDN$0.40 per share.

Luisman will agree to sell to Chap a minimum of 120 million ounces of silver (the “Minimum Amount”) within a period of 25 years. If, at the end of that period, the total number of ounces of silver sold to Chap is less than the Minimum Amount, Luisman will be required to pay an amount equal to the Minimum Amount less the number of ounces actually sold, multiplied by US$0.50.

Each of Chap and Wheaton has agreed to provide the other with a right of first opportunity on precious metal exploration or development properties or mining operations in Mexico which it acquires after the closing of the transaction and advances to feasibility or production stage in the next three years. In the event that Chap or Wheaton exercises such right, the property will be owned on a 51% - Wheaton, 49% - Chap basis. In addition, Wheaton has the right to maintain its pro rata interest in Chap for a period of three years provided that it holds at least 20% of the outstanding shares of Chap.

The transaction documents will outline the projected capital expenditures for existing Luisman mining operations. Chap will be obligated to pay Wheaton additional amounts from time to time equal to 50% of any capital expenditures required to be made by Luisman at Luisman’s mining operations in excess of 110% of the projected capital expenditures.

Management

Following the closure of the Silver Transaction, the board of directors of Chap will be reconstituted and comprised of five persons, being John Brough, Peter Gillin, Eduardo Luna, Wade Nesmith and Ian Telfer. Eduardo Luna, a director of Wheaton and the President of Luismin, will be appointed as Chairman and interim Chief Executive Officer of Chap. A brief description of the background of proposed board of directors is as follows

John Brough – President of Torwest, Inc. (real estate development company). Former Chief Financial Officer of Markborough Properties Inc. and currently Director and Chairman of the Audit Committee of Kinross Gold Corporation (gold mining company).

Peter Gillin – Chairman and Chief Executive Officer of Tahera Diamond Corporation (Diamond exploration and development company). Former President and Chief Executive Officer of Zemex Corporation (industrial minerals corporation) and former Vice Chairman and Director of N.M. Rothschild & Sons Canada Limited (investment bank).

Eduardo Luna – Executive Vice President and Director of Wheaton and President of Luismin. Former Chairman of the Silver Institute and former Chairman of the Mexican Chamber of Mines.

Wade Nesmith – Associate counsel of Lang Michener LLP (law firm). Former Superintendent of Brokers for the Province of British Columbia and currently Chairman of the Executive Committee and Compensation Committee and member of the Audit Committee of Oxford Automotive, Inc. (tier-one auto parts manufacturer).

Ian Telfer – Chairman and Chief Executive Officer of Wheaton since 2001. Former President, Chief Executive Officer and founder of TVX Gold Inc. and Director of Lihir Gold Inc.

Chap Post-Transaction

Following the completion of the Silver Transaction, Chap will have approximately 724 million common shares outstanding of which approximately 75% will be held by Wheaton.

Name Change and Share Consolidation

In connection with the transactions, Chap will seek shareholder approval to change its name to Silver Wheaton Corporation, to consolidate its outstanding common shares on a one for five basis and to expand its board of directors to at least five persons. All share amounts described herein are before giving effect to such consolidation.

Closing

Closing of all the transactions is subject to execution of definitive agreements, completion of satisfactory due diligence, approval by shareholders of Chap and receipt of all regulatory approvals and third party consents, including acceptance by the TSX Venture Exchange. Closing is expected to occur in early September, 2004.

The transactions cannot be completed until the required TSX Venture Exchange approval is obtained. There can be no assurance that the transactions will be completed as proposed or at all.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7.

Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

Item 8.

Executive Officer

To obtain further information contact the President, Geir Liland at 604.669.1302.

Item 9.

Date of Report

July 21, 2004

Signed “John Proust”

Director